FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For November 19, 2002

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.

                (Translation of registrant's name into English)

                              Gustav Mahlerlaan 10
                               1082 PP Amsterdam
                                The Netherlands

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                          Form 20-F  X            Form 40-F
                                    ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes                     No  X
                              ---                    ---

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.


                               INDEX TO EXHIBITS


Item
----

1. Press release entitled, "Purchase agreement ABN AMRO and Delbruck & Co signed", dated November 8, 2002.



The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ABN AMRO HOLDING N.V.


Date: November 19, 2002                     By:  /s/ T. de Swaan
                                                --------------------------------
                                            Name:  T. de Swaan
                                            Title: Member of the Managing Board


                                            By:  /s/ C.H.A. Collee
                                                --------------------------------
                                            Name:  C.H.A. Collee
                                            Title: Member of the Managing Board


                                            ABN AMRO BANK N.V.


Date: November 19, 2002                     By:  /s/ T. de Swaan
                                                --------------------------------
                                            Name:  T. de Swaan
                                            Title: Member of the Managing Board


                                            By:  /s/ C.H.A. Collee
                                                --------------------------------
                                            Name:  C.H.A. Collee
                                            Title: Member of the Managing Board

                                                                         Item 1
[ABN-AMRO LOGO]


-------------------------------
Press Release


Amsterdam, 8 November 2002

Purchase agreement ABN AMRO and Delbruck & Co signed

Following the completion of the due diligence investigations, ABN AMRO and the shareholders of Delbruck & Co signed on 7 November 2002 the Sale and Purchase Agreement for the acquisition of the private bank Delbruck & Co. The transaction is subject to regulatory approval. ABN AMRO first announced its intention to take over Delbruck & Co on 19 September 2002. ABN AMRO will combine its German private banking activities with the activities of Delbruck & Co. The private banking firm and its traditional brand name will provide the basis for a growth strategy on the German private banking market. The combined entity will manage the assets of more than 7,500 high net worth individuals and exclusive clients. It will position itself as the `Wealth Manager' of complex private, family, and institutional portfolios, and constitute an important element in ABN AMRO's European Private Banking network.


                                      ---

Press contact:
--------------
Telephone:     +31 20 62 88 900


Note to the editor:

Delbruck & Co:
--------------
Delbruck & Co is one of the oldest and most prestigious private banks in Germany with almost 300 years of banking tradition and branch offices in Aachen, Berlin, Cologne, Frankfurt, Hamburg, and Munich. Delbruck & Co has approx. 300 staff providing services to 3,500 private banking clients.

ABN AMRO Private Banking:
-------------------------
ABN AMRO Private Banking is a business unit of ABN AMRO and has its main office in the Netherlands. ABN AMRO Private Banking is the largest private bank of the Netherlands and one of the five largest players on the European private banking market. It employs more than 3,600 staff and is present in all major financial and offshore centres worldwide.

ABN AMRO:
---------
ABN AMRO is one of the largest banks worldwide and manages total assets in excess of EUR 600 billion through its representations in more than 60 countries. Its activities are divided into three strategic business units:
Wholesale Clients, Consumer & Commercial Clients, and Private Clients & Asset Management.


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Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

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